Media Release 30 April 2021 Sydney, Australia 29 April 2021 Chicago, USA

Exhibit 99.2
James Hardie Industries Debuts Global Integrated Marketing Campaign: It’s Possible™
The world leader in fiber cement exterior building solutions launches global marketing campaign
James Hardie expands into consumer-driven, homeowner-focused advertising strategy

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement building solutions, launches It’s Possible™, a campaign that seeks to empower homeowners to realize their dream home. The campaign is inclusive of television commercials, programmatic digital, social media, public relations, influencer and dynamic media partnerships, and more. Starting 30 April 2021, James Hardie television commercials will begin airing in major metro markets across the United States and mark the global launch of the It’s Possible™ campaign.

“The launch of this campaign marks our brand extension into a consumer-focused brand that inspires homeowners to achieve their dream exterior with endless design possibilities,” said Dr. Jack Truong, Chief Executive Officer of James Hardie. “Our category-defining building solutions also deliver lasting beauty and trusted protection. We are excited to communicate this message through an extraordinary campaign that brings our brand to the forefront of homeowners’ minds like never before.”

This new consumer marketing approach is yet another exciting step forward in the company’s strategic transformation. Through the power of emotional storytelling, the It’s Possible™ hero commercial illustrates the meaningful ways a family finds comfort, connection, joy, long-lasting beauty and protection from their James Hardie home over the years.

In an industry where marketing heavily focuses on the trade and B2B community, this new consumer marketing approach from James Hardie comes at an opportune time, with home renovations, remodels and sales rising significantly. According to Harvard University Joint Center for Housing Studies’ Leading Indicator of Remodeling Activity, the United States home remodel market is valued at $352 billion in 2021, up from $290 billion in 2017. The U.S. Census Bureau’s American Housing Survey indicates that the median U.S. home was built in 1974, meaning that the average American home is now 40 years and older.

Andy Main, Global CEO of Ogilvy, added, "As companies look to grow in the next normal, they have to look for ways to challenge the status quo and push new boundaries to meet consumers' unmet needs. As a trusted industry leader, James Hardie is doing just that by innovating in its sector by engaging directly with consumers, unlocking endless design possibilities for the home. We are thrilled to be using Ogilvy's borderless creativity to help James Hardie show homeowners what is possible."

Dr. Truong concluded, “As we continue our transformation to a high-performance global company, it was important to partner with a best in-class global advertising company to help us extend into a consumer-focused brand. We are excited to partner with Ogilvy, their team led by Andy Main, Global CEO, have engaged closely with myself and the global James Hardie team to create what we believe is an exceptional campaign that will enable the homeowner to see the endless possibilities to create the home of their dreams with James Hardie building solutions. With James Hardie, It’s Possible.”

To learn more about James Hardie and the It’s Possible™ campaign, and to watch the television commercial visit www.jameshardie.com.

Media Release: James Hardie Debuts Global Integrated Marketing Campaign: It’s Possible™	1

Media Release 30 April 2021 Sydney, Australia 29 April 2021 Chicago, USA

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2020; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

This media release has been authorized by Mr. Jason Miele, Chief Financial Officer.

END

Investor/Media/Analyst Enquiries:
Anna Collins

Telephone:	+61 2 8845 3356
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie Debuts Global Integrated Marketing Campaign: It’s Possible™	2